[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

June 14, 2024

FOR CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS LETTER. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Michael Henderson

Marc Thomas

Robert Arzonetti

Christian Windsor

Re:	Capital One Financial Corporation
Registration Statement on Form S-4
Filed April 19, 2024
File No. 333-278812

Dear Messrs. Henderson, Thomas, Arzonetti and Windsor:

On behalf of our client, Capital One Financial Corporation (“Capital One”), we are providing Capital One’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated May 16, 2024 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

Capital One is concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes revisions made in response to the comments received from the Staff as well as certain additional changes to update the disclosure contained in Amendment No. 1. We are separately furnishing to the Staff courtesy copies of Amendment No. 1 marked to show the changes to the Registration Statement.

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), confidential treatment is being requested with respect to the portions of the responses to Staff comments 5 and 6 that have been redacted from the version of this letter filed via the SEC’s EDGAR system and marked by bracketed asterisks (“[***]”). An unredacted version of this letter is being provided to the SEC under separate cover along with the request for confidential treatment under Rule 83. A separate letter is also being filed with the Office of Freedom of Information and Privacy Act in connection with the confidential treatment request pursuant to Rule 83.

U.S. Securities and Exchange Commission

June 14, 2024

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by Capital One’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in Capital One’s responses are to the pages of Amendment No. 1.

General

1.

Please provide us supplementally with copies of any written materials that either Centerview or PJT Partners provided the Capital One and Discover boards, respectively, in connection with their fairness opinions.

Response: Capital One respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the final confidential presentation prepared by Centerview in connection with the delivery of its fairness opinion to the Capital One board of directors and the final confidential presentation prepared by PJT Partners in connection with the delivery of its fairness opinion to the Discover board of directors are being provided directly to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”) and Rule 418 under the Securities Act of 1933, as amended (“Rule 418”). Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement or any joint proxy statement/prospectus of either Capital One or Discover, including any amendments to the foregoing. By separate letters, requests for confidential treatment of these materials pursuant to the provisions of Rule 83 of the Rules of Practice of the Securities and Exchange Commission (17 C.F.R. §200.83) have been made.

Q: What will Discover stockholders receive in the mergers, page 4

2.

Please disclose here the aggregate number and the aggregate value of the Capital One ordinary shares that Discover shareholders will receive pursuant to the merger agreement. Provide similar disclosure in the Summary.

Response: In response to the Staff’s comment, Capital One has revised the disclosure on pages 5 and 17 of Amendment No. 1.

Prospectus Summary, page 15

3.

Please revise your disclosure in this section to include a summary describing the combined company and, in an appropriate section of your prospectus, a more detailed discussion of combined company, including for example:

•	the management of the combined company;

•	the combined company’s market share of the credit card issuer business; and

•	reasonably likely changes to the regulatory framework.

Response: In response to the Staff’s comment, Capital One has revised the disclosure on pages 21 through 23 and 102 through 104 of Amendment No. 1.

U.S. Securities and Exchange Commission

June 14, 2024

4.

We note that you disclose on page 60 that the ability to acquire and grow Discover’s payment network to be competitive with the largest competitors was one of the key factors considered by Capital One’s board in approving the merger. We note that in investor presentations, including the presentation on February 20, that Capital One’s leadership has highlighted the importance of the Discover network to the success of the transaction and the combined company’s future plans. Revise this section to address, in some detail, the competitive landscape among the major payment networks, both before and after the merger. In particular, if either of the merger partners is currently dependent on a potential competitor, please briefly explain that dependency.

Response: In response to the Staff’s comment, Capital One has revised the disclosure on pages 22 and 103 of Amendment No. 1.

Recent Developments, page 16

5.

We note that Discover has increased its liability, relating to the card product misclassification, to $1.2 billion as of March 31, 2024, which included recognizing an additional charge to other expense for the three months ended March 31, 2024. We also note disclosure, included in Footnote 26 of Discover’s Form 10-K for the year ended December 31, 2023, summarizing the prior period impacts for the amount recognized through December 31, 2023. Please provide us with a materiality analysis summarizing the impact of the card product misclassification to Discover’s prior period reported information based on the updated estimated liability of $1.2 billion as of March 31, 2024. Include a detailed quantitative and qualitative discussion of factors considered by impacted reporting period, including the current period.

Response: Rule 83 Confidential Treatment Request by Discover #1

Capital One respectfully acknowledges the Staff’s comment. [***]

6.

In regards to classification of the incremental charge to other expense, please revise your disclosures to provide additional clarity to the description, characterization and nature of the charges in the statement of income. To the extent that there are multiple components (e.g., legal, regulatory, merchant liability, other, etc.) included within the total amount, provide additional disclosure disaggregating and quantifying those components.

Response: Rule 83 Confidential Treatment Request by Discover #2

Capital One respectfully acknowledges the Staff’s comment. [***]

Risk Factors, page 30

7.

We note the reference on page 17 to the “card misclassification reserve.” We also note Discover’s disclosure beginning on page 28 of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 discussing the impact of remediation efforts of the merchant card product misclassification, including an additional $799 million in total reserved expenses. Please revise to add a risk factor that provides a summary of the material ongoing litigation and investigation related to the misclassification matter and how it might impact the combined company if the merger is approved. Discuss any factors that could materially impact the total amount necessary to resolve legal and regulatory liabilities, as well as factors that might make the ultimate amount difficult to estimate.

U.S. Securities and Exchange Commission

June 14, 2024

Response: In response to the Staff’s comment, Capital One has revised the disclosure on pages 36 and 37 of Amendment No. 1.

8.

We note that the merger of Capital One and Discover will create a merged entity with approximately $645.9 billion in assets that is approaching the $700 billion threshold for a Category II bank under Section 165(d) of the Dodd-Frank Act. We note that possible changes to regulatory requirements as a larger bank are referenced among other forward-looking statements on pages 27 and 28. Please revise the first full risk factor on page 32 or where appropriate to clarify the impact becoming a Category II bank would have on the surviving entity including the regulatory implications, heightened capital requirements, etc.

Response: In response to the Staff’s comment, Capital One has revised the disclosure on page 35 of Amendment No. 1.

9.

We note that Discover’s ongoing remediation of the misclassification issue was one of the factors that Capital One’s board considered. We also note that the issue, and related FDIC consent orders, appear to have the potential to impact the combined company after the completion of the merger. Add a risk factor that discusses the ongoing remediation and compliance efforts by Discover and the extent to which Capital One may have ongoing governance and performance obligations and may be exposed to potential liability after the merger.

Response: In response to the Staff’s comment, Capital One has revised the disclosure on pages 37 and 38 of Amendment No. 1.

10.

We note that one of the synergies that the combined companies expect to accrue is the expansion of the use of the PULSE network for Capital One debit cards. We also note that currently Discover is not subject to interchange fee limitations that apply to debit card transaction fees for other financial institutions. Please add a risk factor that clarifies the extent to which the combined companies’ ability to realize the expected synergies could be impacted by any limitation of the current interchange fee exception.

Response: In response to the Staff’s comment, Capital One has revised the disclosure on page 33 of Amendment No. 1.

Integrating Discover’s business into Capital One may be more difficult, page 31

11.

Given the significance of payment networks in facilitating transactions and the potential operational synergies of leveraging Discover’s network, please revise this risk factor to clarify any factors that might hinder Capital One’s post-merger flexibility in migrating its debit and credit cards to Discover’s payment network, including any existing contractual agreements, regulatory provisions or compliance obligations. In addition, please discuss the extent to which you would remain dependent on a competitor’s payment network during such migration.

U.S. Securities and Exchange Commission

June 14, 2024

Response: In response to the Staff’s comment, Capital One has revised the disclosure on page 34 of Amendment No. 1.

Regulatory approvals may not be received, may take longer, page 32

12.

Please revise this risk factor to include a detailed discussion of the potential risks and uncertainties associated with obtaining regulatory approval, including any impact of recent regulatory actions. As nonexclusive examples, we note the recent extension of the public comment period by the Federal Reserve and the Office of the Comptroller of the Currency in advance of scheduled hearings on the merger.

Response: In response to the Staff’s comment, Capital One has revised the disclosure on page 36 of Amendment No. 1.

The shares of Capital One common stock to be received by Discover, page 37

13.

This risk factor does not discuss any particular risks to Discover shareholders due to the differences in the shareholder rights that they currently enjoy and those of Capital One shareholders. To the extent that there are particular differences that either party believes creates a risk, revise this risk factor to highlight the differences and their possible impact on Discover shareholders.

Response: In response to the Staff’s comment, Capital One has revised the disclosure on page 42 of Amendment No. 1.

Background of the Mergers, page 54

14.

Please revise and expand your background discussion to provide more detailed disclosure regarding key negotiation considerations and how they changed over time. As a nonexclusive example, we note that after Capital One determined not to pursue the transaction with Discover, Mr. Crawford subsequently called Mr. Maheras indicating that Capital One would be interested in resuming discussions. However, it is unclear why Capital One decided to resume negotiations. The Background also states that Mr. Crawford presented a proposal for a fixed exchange ratio of 1.0192, and Mr. Maheras indicated that “he would further discuss Capital One’s updated proposed terms and the prospect of resuming discussions toward a potential transaction with the Discover board of directors.” Other than the exchange ratio, you do not identify which other proposed terms were discussed or which party proposed such terms. Similarly, you indicate that, between February 13, 2024 and February 18, 2024, the parties continued their due diligence meetings and negotiation of the terms of the potential transaction; however, you do not identify proposed terms discussed or how they evolved to be part of the final proposed transaction. As another non-exclusive example, you refer to “additional inquiries” and “actionable inquiries” on page 55 but do not describe them or explain why they were not pursued.

Response: In response to the Staff’s comment, Capital One has revised the disclosure on pages 60 through 64 of Amendment No. 1.

U.S. Securities and Exchange Commission

June 14, 2024

15.

We note that in the November 22, 2023 meeting, the Discover director subgroup selected Morgan Stanley and PJT Partners to provide financial advice. However, it is not clear what, if any, further service that Morgan Stanley provided in the rest of the narrative. Please clarify whether Morgan Stanley withdrew, or provided any advice to the Discover board or director subgroup, including any participation in the meetings that considered and approved the merger agreement.

Response: In response to the Staff’s comment, Capital One has revised the disclosure on pages 61 and 64 of Amendment No. 1.

Capital One’s Reasons for the Mergers, page 60

16.

We note that one of the potential risks the Capital One board evaluated in its decision to recommend the merger with Discover was that “...Discover’s regulatory and compliance issues, including potential complications and costs relating to Discover’s publicly disclosed card product misclassification issue, are more difficult or more expensive to resolve than currently expected.” We further note that Discover disclosed on page 28 of its Form 10-Q that it is in discussion with regulators and the SEC regarding the credit card misclassification. Discover also disclosed that it has been named as a defendant in several lawsuits and believes additional material losses from these actions are probable. However, Discover also states on the same page that it is unable to make a reasonable estimate of such losses. Please revise your disclosure to state whether the Capital One board considered the fact that Discover is unable to make a reasonable estimate of such losses in arriving at its recommendation.

Response: In response to the Staff’s comment, Capital One has revised the disclosure on page 68 of Amendment No. 1.

Opinion of Capital One’s Financial Advisor, page 65

17.	Please revise to clarify how the discount rates for Capital One and Discover were determined, including the inputs and assumptions underlying the different discount rates used.

Response: In response to the Staff’s comment, Capital One has revised the disclosure on pages 77 and 78 of Amendment No. 1.

Opinion of Discover’s Financial Advisor, page 74

18.

We note the disclosure on page 86 that the standalone analysis of Discover does not reflect the proposed sale of the student loan portfolio. Please clarify why PJT Partners chose not to model the value of Discover assuming the sale of the student loan portfolio. Please clarify whether this assumption impacted the analysis performed by PJT Partners, including the dividend discount analysis.

Response: In response to the Staff’s comment, Capital One has revised the disclosure on page 93 of Amendment No. 1. PJT Partners’ analyses were based on the projections summarized under the heading “Discover Prospective Financial Information Used by PJT,” which were used by PJT Partners at the direction of Discover’s management, and approved for PJT Partners’ use by the Discover board of directors, in the financial

U.S. Securities and Exchange Commission

June 14, 2024

analyses performed in connection with PJT Partners’ opinion (the “Discover Projections”). Please refer to the response to comment 22 with respect to the fact that the Discover Projections did not reflect the sale of the student loan portfolio. Any change in the Discover Projections, for example, to reflect the proposed sale of the student loan portfolio, may have resulted in a change to the financial analyses performed by PJT Partners, including the dividend discount analysis. As the Discover Projections did not reflect the proposed sale of the student loan portfolio, PJT Partners did not opine on the impact that any change to the Discover Projections to reflect the proposed sale of the student loan portfolio would have on PJT Partners’ financial analysis.

19.	Please revise to clarify how the discount rates for Discover and Capital One were determined, including the inputs and assumptions underlying the different discount rates used.

Response: In response to the Staff’s comment, Capital One has revised the disclosure on page 87 of Amendment No. 1.

20.

We note the disclosure on page 82 that PJT Partners has not received compensation from Discover in the last two years, and that PJT Partners received compensation from a creditor group of which Capital One was a member. Please confirm our understanding that the advice to the creditor group was the only business arrangement with Capital One during the last two years. Also, revise the disclosure to state the amounts paid to PJT Partners for all services provided to Capital One and its affiliates, including to the creditor group, or provide your analysis as to why disclosing the compensation does not fall under Item 1015(b)(4) of Regulation M-A.

Response: In response to the Staff’s comment, Capital One has revised the disclosure on page 88 of Amendment No. 1.

Certain Unaudited Prospective Financial Information, page 82

21.	Please revise to clarify the assumptions underlying the figures provided:

•	in the table on page 84;

•	in the two tables on page 85; and

•	in the table on page 86.

Response: In response to the Staff’s comment, Capital One has revised the disclosure on pages 91 through 94 of Amendment No. 1.

22.	We note that on page 86, PJT Partners’s standalone analysis did not reflect the proposed sale of the student loan portfolio. Please revise your disclosure to clarify why it was not included.

Response: In response to the Staff’s comment, Capital One has revised the disclosure on page 93 of Amendment No. 1. The board of directors of Discover and Discover management chose to exclude the proposed sale of the student loan portfolio from the Discover standalone prospective financial information as the sale was uncertain at the time of the evaluation of the potential transaction with Capital One and there was no assurance that such sale would materialize (or if it materialized on what terms it would be sold and what assets would be included).

U.S. Securities and Exchange Commission

June 14, 2024

Certain Estimated Synergies Attributable to the Mergers, page 86

23.

You disclose the anticipated “network and expense synergies” from combining the businesses of Capital One and Discover. Please revise to include a brief description of how you calculated such cost savings, to the extent practicable, and discuss the assumptions underlying any material projected synergies. Also, address the extent to which these synergies contemplate the increased non-interest expenses necessary for Discover, and Capital One, to meet the requirements of the consent order with the FDIC. In addition, we note your disclosure here and on page 31 that you expect to incur substantial costs related to the mergers and integration following the completion of the mergers. Please provide an estimate of the expected merger costs and integration costs. Please clarify if the term “network and expense synergies” includes the “revenue synergies” referenced elsewhere in this registration statement and, if so, please provide similar disclosure as for the cost savings referenced above.

Response: In response to the Staff’s comment, Capital One has revised the disclosure on page 94 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information

Introduction, page 127

24.

We note your disclosure that the pro forma financial information does not reflect any transaction accounting adjustments related to a potential sale of Discover’s private student loan portfolio as the merger is not contingent on the disposition of the student loan portfolio. Please revise your disclosures here or elsewhere, as appropriate, to provide an update on management’s intent and plans to sell the student loan portfolio and include disclosure quantifying the approximate amount of assets and revenues associated with the portfolio.

Response: In response to the Staff’s comment, Capital One has revised the disclosure on pages 16 and 58 of Amendment No. 1.

Capital One respectfully advises the Staff that it considered whether an adjustment to reclassify the private student loan portfolio would satisfy the applicable requirements to qualify as a Transaction Accounting Adjustment, as set forth in Regulation S-X 11-02(a)(6)(i) and concluded that it would not at this time.

25.

Please revise to provide a discussion of actions to be taken by management, if any, in regard to business integration activities, such as termination of leases and office space including any planned termination of employees and/or the closing of facilities or any other integration activities, as well as addressing how these activities are expected to impact the results of operations and financial condition liquidity of the newly combined company moving forward.

Response: Capital One respectfully acknowledges the Staff’s comment and advises the Staff that any adjustments related to such potential actions would be considered Management Adjustments, in accordance with Regulation S-X 11-02(a)(7). Capital One has elected not to include Management Adjustments in the Unaudited Pro Forma Combined Financial Information due to the lack of certainty or specificity regarding such business integration activities at this time given the status of integration planning efforts which are limited prior to the receipt of the requisite regulatory approvals. Capital One will consider the impact of these integration-related activities in the context of preparing its disclosures in Management Discussion and Analysis in its future filings subsequent to the consummation of the mergers.

U.S. Securities and Exchange Commission

June 14, 2024

Capital One respectfully advises the Staff that it has revised the disclosure on page 94 of Amendment No. 1 in order to provide additional disclosure regarding its estimation of expected integration costs.

Note 3 – Preliminary Purchase Price Allocation, page 135

26.

We note your disclosure that a pro forma adjustment is not reflected for the conversion of certain equity awards because the impact of the replacement stock compensation awards and change in control payments are immaterial. Please tell us how you determined that the adjustment is immaterial for inclusion. In this regard, we note that the Golden Parachute Compensation on page 93 totals approximately $62.7 million.

Response: In response to the Staff’s comment, Capital One has revised its disclosure on page 147 of Amendment No. 1 in order to account for equity compensation awards that will fully vest and settle upon consummation of the mergers, as described in the section of Amendment No. 1 entitled “The Mergers—Interests of Discover’s Directors and Executive Officers in the Mergers—Treatment of Discover Equity Awards” beginning on page 95 of Amendment No. 1. Capital One respectfully advises the Staff that it considered the total potential value of the replacement stock compensation awards (approximately $190.5 million), as well as any potential change in control payments to named executive officers that do not fully vest and settle upon closing (approximately $57 million), which combined represent less than 1% of the total potential purchase consideration of approximately $35.6 billion, when determining that any adjustment for the estimated portion of replacement stock compensation awards and change in control payments would be immaterial. Capital One also considered that only a portion of the total value would be allocated to purchase consideration in accordance with ASC 805 because the remaining portion would be allocated to post-combination compensation expense that is recognized over the remaining service period. Capital One will consider the impact of the allocation of value between purchase consideration and post-combination expense from these awards in the context of preparing its disclosures in its future filings subsequent to the consummation of the mergers. Capital One further considered that any “dual-trigger” change in control payments, including Golden Parachute Compensation, require both the change in control to occur and a qualifying termination event. Because Capital One is uncertain at this time whether qualifying termination events will occur, an adjustment to the Unaudited Pro Forma Combined Statement of Income in respect of such payments cannot be determined at this time, but, for the reasons set forth above, any such adjustment would not be material.

Note 4 – Adjustments to the Unaudited Pro Forma Condensed, page 137

27.

Please revise your disclosures to provide a more fulsome explanation and details, including calculation, of the ($2.9) billion adjustment to Other Assets, as described in note 4(g)(ii), for estimated deferred income taxes.

Response: In response to the Staff’s comment, Capital One has revised the disclosure on page 151 of Amendment No. 1.

* *  * * * *

U.S. Securities and Exchange Commission

June 14, 2024

If you have any questions, please do not hesitate to contact me at (212) 403-1367, or my partner Matthew M. Guest at (212) 403-1341.

Very truly yours,

/s/ Brandon C. Price
Brandon C. Price

cc:	Matthew W. Cooper, General Counsel and Corporate Secretary, Capital One Financial Corporation

Matthew M. Guest, Wachtell, Lipton, Rosen & Katz